MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Sutcliffe Resources Ltd. ("Sutcliffe") 420, 625 Howe Street Vancouver, B.C. V6C 2T6

2.	Date of Material Change:

December 30, 2005

3.	News Release

A press release disclosing the details outlined in this Material Change Report was issued by Sutcliffe on December 30, 2005 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where Sutcliffe is a "reporting issuer" in the normal course of its dissemination.

4.	Summary of Material Change:

On December 30, 2005, Sutcliffe completed the closing of a private placement of:

(a) 2,444,000 flow-through common shares at a price of $0.40 per share for total gross proceeds of $977,600; and

(b)
437,500 units at a price of $0.40 per unit for total gross proceeds of $175,000, each unit consisting of one common share and one common share purchase warrant, each common share purchase warrant entitling the holder thereof to acquire one common share at a price of $0.60 per share for a period of two years from the closing of the private placement.

5.	Full Description of Material Change:

On December 30, 2005, Sutcliffe completed the closing of a private placement of:

(a) 2,444,000 flow-through common shares at a price of $0.40 per share for total gross proceeds of $977,600; and proceeds of $977,600; and

(b)
437,500 units at a price of $0.40 per unit for total gross proceeds of $175,000, each unit consisting of one common share and one common share purchase warrant, each common share purchase warrant entitling the holder thereof to acquire one common share at a price of $0.60 per share for a period of two year from the closing of the private placement.

All securities issuable under the private placement are subject to a four month hold period and are subject to restrictions on resale prior to May 1, 2006.

The funds raised will be used for exploration on Sutcliffe's Harrison Lake and Beale Lake properties and for working capital purposes.

In connection with the private placement, Sutcliffe paid a finder's fee in the amount of $61,860 to Carl Jones, an arm's length party.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business numbers of the executive officer of Sutcliffe who is knowledgeable of the material change and this report is:

Laurence Stephenson, President Telephone: (604) 608-0223 Facsimile: (604) 608-0344

9.	Date of Report: January 8, 2006

Copy to: TSX Venture Exchange